NCR Corporation (NCR)
Voluntary submission by
Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758
Shareholder, NCR Corporation
Shareholder Alert
Proposal 4 is the most important item on the ballot!

Please ask Richard Clemmer, the Chairman of the NCR Governance Committee, to take the steps necessary to pass proposal 4  – the most important item on the ballot:

Proposal 4 – Directors’ proposal to amend and restate the charter of the Company to eliminate the supermajority provisions contemplated by the Maryland General Corporation Law and the Company’s charter and make certain conforming changes to the charter

Proposal 4  is the most important item on the ballot because it is the only management item on the ballot that might not obtain the necessary votes.
Due to antiquated corporate governance at NCR this item needs 80% of the vote from every last share of NCR stock in the attic.

A share that is not voted is the same as a share that votes no.

It is puzzling that the Directors did not alert shareholders that it was critical to obtain a challenging 80% vote or this important item would fail.

The Directors went out of their way to alert shareholders that they were opposed to an advisory-only 2016 shareholder proxy access proposal by using special large front in front of the proposal that said in red letters “AGAINST.” Why did the Directors not use extra large red letter font alerting shareholders of the challenging vote needed for their Proposal 4?

The 2019 NCR annual meeting proxy said:

“In 2016 we eliminated classification of the Board, twice adjourning our annual meeting of stockholders to solicit votes to obtain the requisite stockholder approval.”

Please ask Mr. Clemmer to adjourn the annual meeting again if necessary to obtain the required 80% vote.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4  by following the instructions provided in the management proxy mailing.